SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*

                     Allied Waste Industries, Inc.
                             (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                      (Title of Class of Securities)

                                 019589100
                              (Cusip Number)

                             James J. O'Brien
                         2420 Texas Commerce Tower
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 15, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:

     TPG Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      0

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 0.0%


14. Type of Reporting Person: PN

1.     Name of Reporting Person:

  TPG Parallel I, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                     (a) /   /

                                                     (b) / X /

3.     SEC Use Only


4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is
  Required Pursuant to Items 2(d) or 2(e):
                                                         /   /


6.     Citizenship or Place of Organization: Delaware


            7.   Sole Voting Power: -0-
Number of
Shares
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
   Person:

   0

12. Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares:
                                                         /   /


13. Percent of Class Represented by Amount in Row (11): 0.0%


14. Type of Reporting Person: PN

  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 4, 1994, as amended by Amendment No. 1 dated December 6, 1994, Amendment No. 2 dated December 13, 1994, Amendment No. 3 dated December 16, 1994, Amendment No. 4 dated February 1, 1995, Amendment No. 5 dated September 20, 1996, Amendment No. 6 dated February 4, 1997 and Amendment No. 7 dated April 15, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.     Security and Issuer.

  No material change.

Item 2.     Identity and Background.

  No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

  No material change.

Item 4.  Purpose of Transaction.

  No material change.

Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended and restated in its entirety to read as follows:

  (a)

  None of the Reporting Persons is the beneficial owner of any shares of the Stock.

  (b)

  None of the Reporting Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

  (c)

  On May 15, 1997, the Reporting Persons sold an aggregate of
11,776,765 shares of the Stock pursuant to the Stock Purchase Agreement.

  (d)

  Not applicable.

  (e)

  The Reporting Persons ceased to be the beneficial owners of more than 5% of the Stock on May 15, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  No material change.


Item 7.     Material to be Filed as Exhibits.

  Item 7 is hereby amended and restated in its entirety to read as follows:

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

  Exhibit 99.2 -- Securities Purchase Agreement by and among TPG
Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994. (Previously Filed)

  Exhibit 99.3 -- First Amendment dated as of December 1, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

  Exhibit 99.4 -- Preferred Stock Purchase Agreement dated as of
December 9, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

  Exhibit 99.5 -- Second Amendment dated as of December 9, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously Filed)

  Exhibit 99.6 -- Third Amendment dated as of December 16, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously filed)

  Exhibit 99.7 -- Fourth Amendment dated as of December 27, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc. (Previously filed)

  Exhibit 99.8 -- Escrow Agreement dated as of December 30, 1994, by and among TPG Partners, L.P., Allied Waste Industries, Inc. and First Interstate Bank of Texas, N.A., as Escrow Agent (Previously filed)

  Exhibit 99.9 -- Agreement dated September 17, 1996, by and between
Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P. (Previously filed)

  Exhibit 99.10 -- Letter Agreement dated January 30, 1997, between
Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P. (Previously filed)

  Exhibit 99.11 -- Stock Purchase Agreement dated as of April 14, 1997, between TPG Partners, L.P., TPG Parallel I, L.P. and certain purchasers named therein (Previously filed)
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED: May 15, 1997



                           TPG PARTNERS, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                             By:  /s/ James J. O'Brien
                                               James J. O'Brien,
                                               Vice President



                              TPG PARALLEL I, L.P.,
                              a Delaware limited partnership

                                By:  TPG GenPar, L.P.,
                                     a Delaware limited partnership,
                                             General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                        General Partner


                                             By: /s/ James J. O'Brien
                                               James J. O'Brien,
                                               Vice President

                               EXHIBIT INDEX


     EXHIBIT                  DESCRIPTION

        99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

        99.2 Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.3 First Amendment dated December 1, 1994, to Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.4 Preferred Stock Purchase Agreement, dated December 9, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc., previously filed.

        99.5 Second Amendment dated December 9, 1994, to Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.6 Third Amendment dated December 16, 1994, to Securities Purchase Agreement by and among TPG Partners, L.P. and Allied Waste Industries, Inc. dated October 27, 1994, previously filed.

        99.7 Fourth Amendment dated as of December 27, 1994, to Securities Purchase Agreement dated October 27, 1994, by and among TPG Partners, L.P. and Allied Waste Industries, Inc., previously filed.

        99.8 Escrow Agreement dated as of 15 December 30, 1994, by and among TPG Partners, L.P., Allied Waste Industries, Inc. and First Interstate Bank of Texas, N.A., as Escrow Agent, previously filed.

        99.9 Agreement dated September 17, 1996, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P., previously filed.

        99.10 Letter Agreement dated January 30, 1997, by and between Allied Waste Industries, Inc., TPG Partners, L.P., and TPG Parallel I, L.P., previously filed.

        99.11 Stock Purchase Agreement dated as of April 14, 1997, between TPG Partners, L.P., TPG Parallel I, L.P. and certain purchasers named therein, previously filed.